Exhibit 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(Dollar amounts in thousands)
Earnings from continuing operations	$317,842	$228,200	$243,543	$241,268	$119,355
Add:
Interest expense	178,369	152,551	154,427	151,864	162,493

Earnings as adjusted	$496,211	$380,751	$397,970	$393,132	$281,848

Combined fixed charges and preferred share dividends:
Interest expense	$178,369	$152,551	$154,427	$151,864	$162,493
Capitalized interest	63,885	37,388	36,425	30,534	24,276

Total fixed charges	242,254	189,939	190,852	182,398	186,769
Preferred share dividends	25,416	25,746	30,485	32,715	37,309

Combined fixed charges and preferred share dividends	$267,670	$215,685	$221,337	$215,113	$224,078

Ratio of earnings as adjusted to combined fixed charges and preferred share dividends	1.9	1.8	1.8	1.8	1.3